UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number: 001-39164

INDONESIA ENERGY CORPORATION LIMITED

(Translation of registrant’s name into English)

GIESMART PLAZA 7th Floor

Jl. Raya Pasar Minggu No. 17A

Pancoran – Jakarta 12780 Indonesia

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): -.

Other Information

On December 28, 2022, Indonesia Energy Corporation Limited (the “Company”) held its Annual General Meeting of Shareholders at the Company’s offices in Jakarta, Indonesia. The record date for the Annual Meeting was November 23, 2022; as of the record date, the Company had 10,142,694 ordinary shares outstanding and entitled to vote at the meeting.

At the Annual Meeting the Company’s shareholders (i) elected Dr. Wirawan Jusuf, Mirza F. Said, James J. Huang, Mochtar Hussein, Benny Dharmawan, Tamba P. Hutapea and Michael L. Peterson, and (ii) ratified the appointment of Marcum Bernstein & Pinchuk LLP as the Company’s independent registered public accounting firm for the year ending December 31, 2022, each of the proposals with the following vote:

1.	Election of Directors.

	For	Withheld	Broker-Non Votes
Dr. Wirawan Jusuf	5,709,916	23,039	1,432,055
Mirza F. Said	5,709,468	23,488	1,432,055
James J. Huang	5,710,392	22,564	1,432,055
Mochtar Hussein	5,709,847	23,109	1,432,055
Benny Dharmawan	5,710,104	22,852	1,432,055
Tamba P. Hutapea	5,709,652	23,304	1,432,055
Michael L. Peterson	5,712,754	20,202	1,432,055

2.	Ratification of the appointment of Marcum Bernstein & Pinchuk LLP as independent auditors.

For	Against	Abstain
6,974,573	158,115	32,323

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Indonesia Energy Corporation Limited

Dated: December 28, 2022	By:	/s/ Dr. Wirawan Jusuf
	Name:	Dr. Wirawan Jusuf
	Title:	Chairman & Chief Executive Officer